# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Boost Run Inc., CIK 0002090646
CUSIP: 09940T100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0001543122
Persons authorized to receive notices and communications: B. Luke Weil, 250 West 57th Street, Suite 415, New York, New York (NY), 10107, (646) 565-3861

## Reporting persons
- B. Luke Weil (CIK 0001543122): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,288,511; shared voting power 0; sole dispositive power 3,288,511; shared dispositive power 0; aggregate amount beneficially owned 3,288,511 (9.97% of the class)
  Comment: Note to Row 11: Reflects the sum of (i) 4,628,674 shares of class A common stock, par value $0.0001 ("Class A Common Stock"), of Boost Run Inc. (the "Issuer") held by Willow Lane Sponsor, LLC ("Willow Lane Sponsor"), a limited liability company of which Mr. Weil is the managing member, which include 1,272,885 shares of Class A Common Stock that may be purchased by Goodrich ILMJS LLC (the "SPV") within six (6) months after May 8, 2026, and (ii) 4,007,222 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer that are held by Willow Lane Sponsor, which warrants become exercisable beginning 30 days after May 8, 2026, which include 1,101,986 shares of Class A Common Stock issuable upon the exercise of warrants that may be purchased by the SPV within six (6) months after May 8, 2026, less (iii) 3,355,786 shares of Class A Common Stock (including 913,632 shares to Mr. Weil) and 2,905,231 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer that were transferred by Willow Lane Sponsor to certain individuals and entities who were members of Willow Lane Sponsor on May 12, 2026 (the "Sponsor Distribution"), plus (iv) 913,632 shares of Class A Common Stock that were transferred by Willow Lane Sponsor to Mr. Weil on May 12, 2026 as a result of the Sponsor Distribution.
  
  Note to Row 13: Based on an aggregate of 31,895,656 Class A Common Stock outstanding as of May 8, 2026 according to records of the Issuer. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to warrants held by such person were deemed outstanding if such warrants are currently exercisable or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.
- Willow Lane Sponsor, LLC (CIK 0002038246): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,374,879; shared voting power 0; sole dispositive power 2,374,879; shared dispositive power 0; aggregate amount beneficially owned 2,374,879 (7.2% of the class)
  Comment: Note to Row 11: Reflects the sum of (i) 4,628,674 shares of Class A Common Stock of the Issuer held by Willow Lane Sponsor, a limited liability company of which Mr. Weil is the sole managing member, which include 1,272,885 shares of Class A Common Stock that may be purchased by the SPV within six (6) months after May 8, 2026, and (ii) 4,007,222 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer that are held by Willow Lane Sponsor, which warrants become exercisable beginning 30 days after May 8, 2026, which include 1,101,986 shares of Class A Common Stock issuable upon the exercise of warrants that may be purchased by the SPV within six (6) months after May 8, 2026, less (iii) 3,355,786 shares of Class A Common Stock (including 913,632 shares to Mr. Weil) and 2,905,231 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer that were transferred by Willow Lane Sponsor to certain individuals and entities who were members of Willow Lane Sponsor on May 12, 2026.
  
  Note to Row 13: Based on an aggregate of 31,895,656 Class A Common Stock outstanding as of May 8, 2026 according to records of the Issuer. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares subject to warrants held by such person were deemed outstanding if such warrants are currently exercisable or will become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Boost Run Inc.
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062

## Item 2. Identity and Background
Name of person filing: Willow Lane Sponsor, LLC ("Willow Lane Sponsor") and B. Luke Weil (collectively, the "Reporting Persons").
Residence or business address: 250 West 57th Street, Suit 415, New York, NY 10107.
Present principal occupation or employment: Mr. Weil serves as a director of the Issuer and the sole managing member of Willow Lane Sponsor. Mr. Weil is also Chief Executive Officer and Director of Willow Lane Acquisition Corp., a Cayman Islands exempted company ("Willow Lane"). Willow Lane Sponsor is an investment vehicle.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Willow Lane Sponsor is a limited liability company organized under the laws of the State of Delaware. Mr. Weil is citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 15, 2025, Willow Lane entered into a Business Combination Agreement (as amended on January 13, 2026, the "Business Combination Agreement") with (i) the Issuer, (ii) Benchmark Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("SPAC Merger Sub"), (iii) Benchmark Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer ("Company Merger Sub"), (iv) Boost Run Holdings, LLC, a Delaware limited liability company ("Boost Run"), (v) George Peng, solely in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for Willow Lane shareholders as of immediately prior to the Effective Time and their successors and assigns (other than the holders of Boost Run's issued and outstanding membership interests (the "Sellers") in accordance with the terms and conditions of the Business Combination Agreement, and (vi) Andrew Karos, solely in the capacity as the representative from and after the Effective Time for the Sellers as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Business Combination Agreement for a proposed business combination (the "Business Combination").

Simultaneously with the execution of the Business Combination Agreement, Willow Lane, the Issuer, Boost Run and the underwriter of the Willow Lane's initial public offering (the "Willow Lane IPO"), on the one hand, and Willow Lane Sponsor and Willow Lane's directors and officers, on the other hand, entered into an amendment (each an "Insider Letter Amendment") to the letter agreement (the "Insider Letter") that was entered into in connection with the Willow Lane IPO to, among other things, (i) amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreements (as defined below), and (iv) release from lock-up restrictions 10% of the 4,628,674 shares of Issuer's Class A Common Stock to be issued upon conversion of the Willow Lane Class B ordinary shares pursuant to the Business Combination, subject to and contingent upon the closing of the Business Combiantion (the "Closing") and upon shareholder approval.

On May 8, 2026 (the "Closing Date"), among other things, Willow Lane caused the continuation and the domestication of Willow Lane as a corporation incorporated under the laws of the State of Delaware (the "Conversion"), immediately followed by the deregistration of Willow Lane as an exempted company in the Cayman Islands. The Conversion occurred in accordance with the Delaware General Corporation Law (the "DGCL") and Part XII of the Companies Act (As Revised) of the Cayman Islands (the "Act"). Upon the Conversion, each issued and outstanding Willow Lane security remained outstanding and became a substantially identical security of Willow Lane as a Delaware corporation.

Following the Conversion, and on the Closing Date, SPAC Merger Sub merged with and into Willow Lane, with Willow Lane surviving as a wholly-owned subsidiary of the Issuer (the "Willow Lane Merger"). Simultaneously with the Willow Lane Merger, Company Merger Sub merged with and into Boost Run, with, pursuant to the Certificate of Merger, the surviving entity continuing as Boost Run Services, LLC and a wholly-owned subsidiary of the Issuer (the "Company Merger", and together with the Willow Lane Merger, the "Mergers"). As a result of the Business Combination, Willow Lane and Boost Run became wholly-owned subsidiaries of the Issuer and the Issuer became a publicly traded company.

In addition, pursuant to that certain Earnout Agreement, dated as of September 15, 2025 and amended on January 13, 2026, by and among the Issuer, the Sponsor and the SPV (the "Earnout Agreement"), Willow Lane Sponsor may earn up to 1,125,000 newly issued shares of Class A Common Stock and the SPV may earn up to 1,968,750 newly issued shares of Class A Common Stock, for a total of 3,093,750 shares, based on the performance of the Class A Common Stock during the three-year period following the Closing, with certain VWAP thresholds of $12.50, $15.00 and $17.50 per share.

In connection with the Business Combination, on the Closing Date, the Issuer entered into an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which it agreed to register for resale shares of common stock of the Issuer and other securities held by the Sellers, the Sponsor, and certain other stockholders, subject to the terms and conditions described therein.

In connection with the Business Combination, on the Closing Date, the Issuer entered into Lock-Up Agreements (the "Lock-Up Agreements") with certain stockholders of Boost Run, pursuant to which each of the parties to the Lock-Up Agreements agreed not to effect any sale or distribution of any equity securities of the Issuer held by any of them during the lock-up period set forth therein.

On January 13, 2026, the Issuer entered into a consulting services agreement (the "Weil Consulting Agreement") with Mr. Weil, pursuant to which Mr. Weil will provide advice as needed with respect to business strategy and corporate governance and use his reasonable efforts to introduce the Issuer to clients and investors, commencing on the first business day following the Closing. In consideration for such future services, the Issuer has agreed to grant up to 336,000 shares of Class A Common Stock to Mr. Weil or his assignees, subject to price-based vesting conditions.

As of the Closing of the Business Combination, Mr. Weil beneficially owned 8,635,896 Class A Common Stock, which includes (i) 4,628,674 shares of Class A Common Stock of the Issuer held by Willow Lane Sponsor, a limited liability company of which Mr. Weil is the sole managing member, which include 1,272,885 shares of Class A Common Stock that may be purchased by the SPV within six (6) months after May 8, 2026, and (ii) 4,007,222 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer that are held by Willow Lane Sponsor, which warrants become exercisable beginning 30 days after May 8, 2026, which include 1,101,986 shares of Class A Common Stock issuable upon the exercise of warrants that may be purchased by the SPV within six (6) months after May 8, 2026.

On May 12, 2026, Willow Lane Sponsor transferred (i) 3,355,786 shares of Class A Common Stock (including 913,632 shares to Mr. Weil) and (ii) 2,905,231 warrants of the Issuer to certain individuals and entities who were members of Willow Lane Sponsor. Following the Sponsor Distribution, Willow Lane Sponsor owns 2,374,879 shares of Class A Common Stock, which include (a) 1,272,888 shares of Class A Common Stock, which include 1,272,885 shares of Class A Common Stock that may be purchased by the SPV within six (6) months after May 8, 2026 and (b) 1,101,991 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer, which warrants become exercisable beginning 30 days after May 8, 2026, which include 1,101,986 shares of Class A Common Stock issuable upon the exercise of warrants that may be purchased by the SPV within six (6) months after May 8, 2026. Following the Sponsor Distribution, Mr. Weil beneficially owns 3,288,511 shares of Class A Common Stock, which include (x) 2,374,879 shares of Class A Common Stock (including shares underlying the warrants held by Willow Lane Sponsor) that are held by Willow Lane Sponsor and (y) 913,632 shares of Class A Common Stock that are held by him directly.

The foregoing descriptions of the Business Combination Agreement, Insider Letter Amendment, Lock-Up Agreement, and Registration Rights Agreement, Earnout Agreement, and Weil Consulting Agreement are qualified in their entirety by reference to such agreements, which are filed as exhibits to this Schedule 13D.

Plans or Proposals

Mr. Weil is member of the board of directors ("Board") of the Issuer. In this capacity, he may communicate with other members of management, other members of the Board, and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal.

The Reporting Persons have acquired the shares and warrants reported herein for investment purposes. The Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer's securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Issuer's securities, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors considered relevant by the Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change such position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. As of the date of this Schedule 13D, Willow Lane Sponsor owns 2,374,879 shares of Class A Common Stock, which include (a) 1,272,888 shares of Class A Common Stock, which include 1,272,885 shares of Class A Common Stock that may be purchased by the SPV within six (6) months after May 8, 2026 and (b) 1,101,991 shares of Class A Common Stock issuable upon the exercise of warrants of the Issuer, which warrants become exercisable beginning 30 days after May 8, 2026, which include 1,101,986 shares of Class A Common Stock issuable upon the exercise of warrants that may be purchased by the SPV within six (6) months after May 8, 2026. As of the date of this Schedule 13D, Mr. Weil beneficially owns 3,288,511 shares of Class A Common Stock, which include (x) 2,374,879 shares of Class A Common Stock (including shares underlying the warrants held by Willow Lane Sponsor) that are held by Willow Lane Sponsor, a limited liability company of which Mr. Weil is the sole managing member, and (y) 913,632 shares of Class A Common Stock that are held by him directly. Willow Lane Sponsor's and Mr. Weil's percentage of beneficial ownership is approximately 7.20% and 9.97%, respectively. References to percentage ownership of Class A Common Stock in this Schedule 13D are based upon the 31,895,656 Class A Common Stock stated to be outstanding as of May 8, 2026 according to the records of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Class A Common Stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships among the Reporting Persons with respect to Class A Common Stock and is incorporated herein by reference. Copies of the agreements summarized in Item 4 and in this Item 6 are attached as exhibits to this Schedule 13D, and are incorporated herein by reference. Other than as described in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer.

Indemnification Agreements

As a director of the Issuer, Mr. Weil entered into the Issuer's standard form of Indemnification Agreement (the "Indemnification Agreement"). The Indemnification Agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service by Mr. Weil to the Issuer or, at its request, service to other entities, as a director to the maximum extent permitted by applicable law.

Registration Rights Agreement

On May 8, 2026, in connection with the closing of the Business Combination and as contemplated by the Business Combination Agreement, the Issuer entered into the Registration Rights Agreement with certain shareholders, including the Reporting Persons. Pursuant to the Registration Rights Agreement, the Issuer agreed that, within 30 days after the Closing Date, the Issuer will file with the SEC (at the Issuer's sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the parties thereto, including the Reporting Persons, and the Issuer will use its reasonable best efforts to have the such registration statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will also be entitled to customary piggyback registration rights and demand registration rights pursuant to the terms of the Registration Rights Agreement.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, Willow Lane, the Issuer, Boost Run and the underwriter of the Willow Lane IPO, on the one hand, and Willow Lane Sponsor and Willow Lane's directors and officers, on the other hand, entered into the Insider Letter Amendment to the Insider Letter that was entered into in connection with the Willow Lane IPO to, among other things, (i) amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreements, and (iv) release from lock-up restrictions 10% of the 4,628,674 shares of Issuer's Class A Common Stock to be issued upon conversion of the Willow Lane Class B ordinary shares pursuant to the Business Combination, subject to and contingent upon the Closing and upon shareholder approval.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.1 Business Combination Agreement, dated as of September 15, 2025, by and among (i) Boost Run Inc. (f/k/a Pubco), (ii) Benchmark Merger Sub I Inc., (iii) Benchmark Merger Sub II LLC, (iv) Willow Lane Acquisition Corp., (v) Boost Run Holdings, LLC, (vi) Andrew Karos, and (vii) George Peng (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4, as amended (File No. 333-292712) filed on January 13, 2026).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T202

1.2 Amendment No. 1 to the Business Combination Agreement (incorporated by reference to Exhibit 2.1 to Willow Lane's Current Report on Form 8-K, filed with the SEC on January 13, 2026).

https://www.sec.gov/Archives/edgar/data/2032379/000149315226002040/ex2-1.htm

2. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 14, 2026.

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T206

3. Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on May 14, 2026).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T207

4.1 Earnout Agreement, dated as of September 15, 2025, by and among Willow Lane Sponsor, LLC, Goodrich ILMJS LLC and Boost Run Inc. (incorporated by reference to Exhibit 10.7 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025).

https://www.sec.gov/Archives/edgar/data/2088256/000121390026004420/ea0261018-03.htm#T209

4.2 Amendment to the Earnout Agreement, dated January 13, 2026, by and among Boost Run, Inc., Willow Lane Sponsor LLC and Goodrich ILMJS LLC (incorporated by reference to Exhibit 99.1 to Willow Lane's Current Report on Form 8-K, filed with the SEC on January 13, 2026).

https://www.sec.gov/Archives/edgar/data/2032379/000149315226002040/ex99-1.htm

5. Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on May 14, 2026).

https://www.sec.gov/Archives/edgar/data/2090646/000149315226023208/ex10-3.htm

6. Consulting Agreement, dated as of January 13, 2026, by and between Boost Run, Inc. and B. Luke Weil (incorporated by reference to Exhibit 99.2 to Willow Lane's Current Report on Form 8-K, filed with the SEC on January 13, 2026)

https://www.sec.gov/Archives/edgar/data/2032379/000149315226002040/ex99-2.htm

7. Amendment to Letter Agreement, dated as of September 15, 2025, by and among Willow Lane, Willow Lane Sponsor, BTIG, LLC, Issuer, Boost Run and Willow Lane's officers and directors (incorporated by reference to Exhibit 10.3 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

https://www.sec.gov/Archives/edgar/data/2032379/000149315225014308/ex10-3.htm

8. * Joint Filing Agreement.

*Filed herewith.

## Signatures
- B. Luke Weil: /s/ B. Luke Weil, B. Luke Weil, Self (05/15/2026)
- Willow Lane Sponsor, LLC: /s/ B. Luke Weil, B. Luke Weil, Managing Member (05/15/2026)